UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 12b-25
NOTIFICATION OF LATE FILING
 (Amendment No. 0)*

(Check one):	[ ] Form 10-K	[ ] Form 20-F	[ ] Form 11-K	[ x ] Form 10-Q

[ ] Form 10-D	[ ] Form N-SAR	[ ] Form N-CSR

For period ended: June 30, 2010

[ ]	o Transition Report on Form 10-K
[ ]	o Transition Report on Form 20-F
[ ]	o Transition Report on Form 11-K
[ ]	o Transition Report on Form 10-Q
[ ]	o Transition Report on Form N-SAR

For the Transition Period Ended: N/A

OMB Number 3234-0058	SEC File Number 000-50266	CUSIP Number None

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I – REGISTRANT INFORMATION

Trinity Capital Corporation

Full Name of Registrant

N/A
Former Name if Applicable

1200 Trinity Drive

Address of Principal Executive Office(Street and Number)

Los Alamos, New Mexico 87544

City, State and Zip Code

(505) 662-5171

Registrant’s telephone number, including area code.

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[ ]	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[ x ]	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Office of the Comptroller of the Currency, the primary regulator for Trinity Capital Corporation's ("Trinity") banking subsidiary, Los Alamos National Bank (the "Bank"), is currently completing a regularly scheduled annual examination of the Bank.  Due to the management time required by the examination process, Trinity requires additional time to prepare and finalize its financial results for the second quarter of 2010 and could not complete that process without unreasonable effort and expense.  Trinity expects to file its Quarterly Report on Form 10-Q for the quarter ended June 30, 2010, no later than August 16, 2010.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Daniel R. Bartholomew (Name)	505 (AreaCode)	662-5171 (Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
[ x ]  Yes    [   ]   No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[ x ]  Yes     [   ]   No

If so, attach an explanation of the anticipated change, both narrative and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The following tables and narratives are estimates of the results of operations for the three and six months ended June 30, 2010 and comparisons with the results with the same periods in 2009.  These results are subject to adjustment, and final results will be provided in the Form 10-Q filing to be made on August 16, 2010:

	Three Months Ended June 30,
	2010	2009	Difference, $	Difference, %
	(Dollars in thousands, except per share amounts)
Interest income	$17,809	$20,305	$(2,496)	(12.3)%
Interest expense	4,626	6,183	(1,557)	(25.2)
Net interest income	13,183	14,122	(939)	(6.6)
Provision for loan losses	11,101	12,632	(1,531)	(12.1)
Net interest income after provision for loan losses	2,082	1,490	592	39.7
Non-interest income	3,464	4,961	(1,497)	(30.2)
Non-interest expense	12,677	9,647	3,030	31.4
Income before income taxes	(7,131)	(3,196)	(3,935)	123.1
Income taxes	(2,537)	(1,392)	(1,145)	82.3
Net income	$(4,594)	$(1,804)	$(2,790)	154.7%
Dividends on preferred shares	528	529	(1)	(0.2)
Net income available to common shareholders	$(5,122)	$(2,333)	$(2,789)	119.5%
Diluted earnings per common share	$(0.80)	$(0.36)	$(0.44)	122.2%

The Company experienced net operating income before income taxes, provision for loan losses and dividends and discount accretion on preferred shares of $4.0 million during the second quarter of 2010, compared to net operating income of $9.4 million during the same period in 2009. This represented a decrease of $5.5 million (57.9%). Net (loss) available to common shareholders for the second quarter of 2010 increased to a loss of $(5.1) million or $(0.80) diluted (loss) per share, compared to a loss of $(2.3) million or $(0.36) diluted earnings (loss) per share for the same period in 2009, an increase of $2.8 million (119.5%) in net income available to common shareholders and a decrease in earnings per share of $0.44 (122.2%). This increase in net (loss) was primarily due to an increase in the non-interest expense of $3.0 million (31.4%) and a decrease in non-interest income of $1.5 million (30.2%). The increase in non-interest expense was primarily due to an increase in the amortization and valuation of mortgage servicing rights of $1.1 million and an increase in loss on sale of other real estate owned of $740 thousand. The increase in the amortization and valuation of mortgage servicing rights was due to a lower interest rate environment in 2010, resulting in a higher valuation allowance.  The increase in loss on sale of other real estate owned was due to a higher volume of sales of foreclosed property in 2010, as well as an increase in the write-down of this real estate prior to disposal, due to lower appraised values on the real estate. The decrease in non-interest income was primarily due to a decrease in the gain on sale of loans of $1.7 million, due to a drop in mortgage loan refinance activity from high levels during the second quarter of 2009. There was also a decrease in net interest income of $939 thousand (6.6%) and a decrease in the provision for loan losses of $1.5 million (12.1%).  Provision (benefit) for income taxes decreased $1.1 million (82.3%) due to lower pre-tax income.

	Six Months Ended June 30,
	2010	2009	Difference, $	Difference, %
	(Dollars in thousands, except per share amounts)
Interest income	$36,137	$39,743	$(3,606)	(9.1)%
Interest expense	9,683	12,249	(2,566)	(20.9)
Net interest income	26,454	27,494	(1,040)	(3.8)
Provision for loan losses	15,358	16,793	(1,435)	(8.5)
Net interest income after provision for loan losses	11,096	10,701	395	3.7
Non-interest income	6,520	11,455	(4,935)	(43.1)
Non-interest expense	23,662	20,136	3,526	17.5
Income before income taxes	(6,046)	2,020	(8,066)	(399.3)
Income taxes	(1,888)	593	(2,481)	(418.4)
Net income	$(4,158)	$1,427	$(5,585)	(391.4)%
Dividends on preferred shares	1,057	552	505	91.5
Net income available to common shareholders	$(5,215)	$875	$(6,090)	(696.0)%
Diluted earnings per common share	$(0.81)	$0.14	$(0.95)	(678.6)%

The Company experienced net operating income before income taxes, provision for loan losses and dividends and discount accretion on preferred shares of $9.3 million during the first six months of 2010, compared to net operating income of $18.8 million during the same period in 2009. This represented a decrease of $9.5 million (50.5%). Net income (loss) available to common shareholders for the first six months of 2010 decreased to a loss of $(5.2) million or $(0.81) diluted (loss) per share, compared to income of $875 thousand or $0.14 diluted earnings per share for the same period in 2009, a decrease of $6.1 million (696.0%) in net income available to common shareholders and a decrease in earnings per share of $0.95 (678.6%). This decrease in net income was primarily due to a decrease in the non-interest income of $4.9 million (43.1%) and an increase in non-interest income of $3.5 million (17.5%). The decrease in non-interest income was primarily due to a decrease in the gain on sale of loans of $4.0 million, due to a drop in mortgage loan refinance activity from high levels during the first six months of 2009.  The increase in non-interest expense was primarily due to an increase in loss on sale of other real estate owned of $954 thousand, an increase in FDIC insurance premiums of $648 thousand, an increase in collection expenses of $537 thousand and an increase in salaries and employee benefits of $467 thousand. The increase in loss on sale of other real estate owned was due to a higher volume of sale of foreclosed property in 2010, as well as an increase in the write-down of this real estate prior to disposal, due to lower appraised values on the real estate. The increase in FDIC insurance premiums was due to both an increase in the base assessment rate experienced industry-wide and an increase in the expense due to a change in the Bank's risk profile related to the Bank's Agreement with the OCC. The increase in collection expenses was directly related to the increase in activity in collecting and disposing of non-performing assets. The increase in salaries and employee benefits was primarily due to increases in staff related to the Bank’s newest office in Santa Fe, which opened in October 2009. There was also a decrease in net interest income of $1.0 million (3.8%) and a decrease in the provision for loan losses of $1.4 million (8.5%).  Provision (benefit) for income taxes decreased $2.5 million (418.4%) due to lower pre-tax income.  In addition, dividends and discount accretion on preferred shares increased $505 thousand (91.5%) between the two periods, as these preferred shares were not issued until near the end of the first quarter of 2009.

Trinity Capital Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 10, 2010	By:	/s/ William C. Enloe
William C. Enloe Chief Executive Officer